UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

517834107
(CUSIP Number)

Ira H. Raphaelson, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	Page 2 of 14

1	NAME OF REPORTING PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,261,097
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 203,236,202
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,844,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%1
14	TYPE OF REPORTING PERSON IN

1
Based upon a total of 820,218,692 shares of Common Stock (consisting of 732,718,517 shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 3 of 14

1	NAME OF REPORTING PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,043,697
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 110,489,243
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,749,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%2
14	TYPE OF REPORTING PERSON IN

2
Based upon a total of 820,218,692 shares of Common Stock (consisting of 732,718,517 shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 4 of 14

1	NAME OF REPORTING PERSON Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 517834107	Page 5 of 14

1	NAME OF REPORTING PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,404
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 65,692
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%3
14	TYPE OF REPORTING PERSON IN

3
Based upon a total of 820,218,692 shares of Common Stock (consisting of 732,718,517 shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 6 of 14

1	NAME OF REPORTING PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,828,700
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,893
	10	SHARED DISPOSITIVE POWER 1,663,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,491,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%4
14	TYPE OF REPORTING PERSON IN

4
Based upon a total of 820,218,692 shares of Common Stock (consisting of 732,718,517 shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 7 of 14

1	NAME OF REPORTING PERSON Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,373,838
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 42,373,838
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,373,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%5
14	TYPE OF REPORTING PERSON OO

5
Based upon a total of 820,218,692 shares of Common Stock (consisting of 732,718,517 shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 8 of 14

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009 and Amendment No. 2 thereto filed on April 2, 2009 (such Schedule 13D, as amended by Amendments No. 1 and 2 thereto, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. This amendment is being filed to report the redemption by the Issuer of all of its outstanding shares of 10% Series A Cumulative Perpetual Preferred Stock (the “Preferred Stock”) on November 15, 2011.  All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Miriam Adelson (“Dr. Adelson”), Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005 (the “Family Trust”), Irwin Chafetz (“Mr. Chafetz”), Timothy D. Stein, Esq. (“Mr. Stein”) and Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust (the “December 2008 Three Year Trust,” and together with Mr. Adelson, Dr. Adelson, the Family Trust, Mr. Chafetz and Mr. Stein, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 438,330,085 shares of Common Stock, or 53.4%, of the Company’s total number of shares of Common Stock outstanding as of November 1, 2011 plus the shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. As of the date hereof, the Family Trust owns no shares of Common Stock, and after the date hereof, the Family Trust will cease to be a Reporting Person under the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

On November 15, 2011 the Issuer redeemed all outstanding shares of Preferred Stock, pursuant to the terms of the Preferred Stock, including 5,250,000 shares of Preferred Stock held by Dr. Adelson.  The redemption price was $110 per share plus accrued and unpaid dividends.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons.

(b)

Mr. Adelson beneficially owns an aggregate of 215,844,543 shares of Common Stock (approximately 26.3% of the total number of shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

Of these shares, (i) 4,171,753 shares are owned directly by Mr. Adelson, (ii) 45,596 shares are vested and unvested shares of restricted Common Stock owned directly by Mr. Adelson, (iii) 670,566 shares are issuable upon

CUSIP No. 517834107	Page 9 of 14

the exercise of options owned directly by Mr. Adelson that are exercisable currently or within 60 days of the date hereof, (iv) 42,373,838 shares are held by the December 2008 Three Year Trust and (v) 168,582,790 shares are beneficially owned by various other entities as described below.

Mr. Adelson has sole voting control over 4,261,097 shares of Common Stock, of which (i) 4,171,753 shares are owned directly by Mr. Adelson, (ii) 45,596 shares are vested and unvested shares of restricted Common Stock owned directly by Mr. Adelson and (iii) 43,748 shares are owned by the Dr. Miriam and Sheldon G. Adelson Charitable Trust (the “Charitable Trust”).

Mr. Adelson has sole dispositive control over 203,236,202 shares of Common Stock, of which (i) 4,171,753 shares are owned directly by Mr. Adelson, (ii) 3,965 shares are vested shares of restricted Common Stock owned directly by Mr. Adelson (iii) 670,566 shares are currently issuable upon the exercise of options owned directly by Mr. Adelson that are exercisable currently or within 60 days of the date hereof, (iv) 42,373,838 shares are held by the December 2008 Three Year Trust, (v) 43,748 shares are held by the Charitable Trust and (vi) 155,972,332 shares are owned by various other trusts as described below.

Mr. Adelson has shared voting and dispositive control over the 12,566,710 shares of Common Stock held by Adfam LLC.

Dr. Adelson beneficially owns an aggregate of 220,749,751 shares of Common Stock (approximately 26.9% of the total number of shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

Of these shares, (i) 835,917 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson and (iii) 132,413,659 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 186,043,697 shares of Common Stock, of which (i) 835,917 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson, (iii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, and (iv) 97,707,505 shares are held by various trusts as described below.

Dr. Adelson has sole dispositive power over 110,489,243 shares of Common Stock, of which (i) 835,917 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson, (iii) 100 shares are held by a family member of Dr. and Mr. Adelson, for which shares Dr. Adelson acts as custodian, and (iv) 22,153,051 shares are held by various trusts as described below.

Dr. Adelson has shared voting and dispositive control over the 12,566,710 shares of Common Stock held by Adfam LLC.

The Family Trust owns no shares of Common Stock.

Mr. Chafetz beneficially owns an aggregate of 67,624 shares of Common Stock (approximately 0.0% of the total number of shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 10,770 shares are vested shares of restricted Common Stock owned directly by Mr. Chafetz, (ii) 1,932 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz, (iii) 19,220 shares are issuable upon the exercise of options owned directly by Mr. Chafetz that are exercisable currently or within 60 days of the date hereof and (iv) 35,702 shares are owned directly by Mr. Chafetz. Mr. Chafetz has sole voting control over 48,404 shares (all of the shares he beneficially owns other than the shares issuable upon the exercise of options). Mr. Chafetz has sole dispositive control over 65,692 shares, of which (i) 10,770 shares are vested shares of restricted Common Stock owned directly by Mr. Chafetz, (ii) 19,220 shares are issuable upon the exercise of options owned directly by Mr. Chafetz that are exercisable currently or within 60 days of the date hereof and (iii) 35,702 shares are owned directly by Mr. Chafetz.

CUSIP No. 517834107	Page 10 of 14

Mr. Stein is deemed to beneficially own an aggregate of 229,491,906 shares of Common Stock (approximately 28.0% of the total number of shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

This includes 6,893 shares owned directly by Mr. Stein, 42,373,838 shares with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the December 2008 Three Year Trust and 187,111,175 shares with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable, of the various entities described below.

Mr. Stein has sole voting control over 227,828,700 shares of Common Stock, 6,893 of which are held directly by him, 42,373,838 of which are held by the December 2008 Three Year Trust and 185,447,969 of which are held by various entities as described below.

Mr. Stein has sole dispositive control over the shares held directly by him.

Mr. Adelson and Mr. Stein are co-trustees of the December 2008 Three Year Trust. The December 2008 Three Year Trust directly owns 42,373,838 shares of Common Stock (approximately 5.2% of the total number of shares of Common Stock outstanding as of November 1, 2011 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Mr. Adelson retains sole dispositive control over the shares of this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the shares of Common Stock owned by this trust.

Mr. Adelson is the trustee and Dr. Adelson is the successor trustee of the Charitable Trust. The Charitable Trust directly owns 43,748 shares of Common Stock. Mr. Adelson has the authority to vote and dispose of the shares of Common Stock owned by this trust. Mr. Adelson and Dr. Adelson disclaim beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson February 2009 Three Year LVS Annuity Trust (the “February 2009 Three Year Trust”). The February 2009 Three Year Trust directly owns 22,869,067 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson October 2009 Three Year LVS Annuity Trust (the “October 2009 Three Year Trust”). The October 2009 Three Year Trust directly owns 26,188,785 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson June 30 2010 Two Year LVS Annuity Trust (the “June 30 2010 Two Year Trust”). The June 30 2010 Two Year Trust directly owns 28,022,248 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson June 29 2010 Two Year LVS Annuity Trust (the “June 29 2010 Two Year Trust”). The June 29 2010 Two Year Trust directly owns 23,518,397 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson September 28 2010 Two Year LVS Annuity Trust (the “September 28 2010 Two Year Trust”). The September 28 2010 Two Year Trust directly owns 22,582,656 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock

CUSIP No. 517834107	Page 11 of 14

owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson September 29 2010 Two Year LVS Annuity Trust (the “September 29 2010 Two Year Trust”). The September 29 2010 Two Year Trust directly owns 22,581,427 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Adelson and Mr. Stein are co-trustees of the Sheldon G. Adelson March 2011 Two Year LVS Annuity Trust (the “March 2011 Two Year Trust”). The March 2011 Two Year Trust directly owns 10,209,752 shares of Common Stock. Mr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT S Trust. The ESBT S Trust directly owns 12,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT Y Trust. The ESBT Y Trust directly owns 7,342,516 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST A Trust. The QSST A Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST M Trust. The QSST M Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the “2004 Remainder Trust”). The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “2007 Remainder Trust”). The 2007 Remainder Trust directly owns 22,564,659 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “Friends and Family Trust”). The Friends and Family Trust directly owns 22,564,658 shares of Common Stock. A majority of the trustees share dispositive control over the shares of Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust. Mr. Chafetz and Mr. Stein disclaim beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson and Mr. Stein are co-trustees of the Miriam Adelson June 2011 Two Year LVS Annuity Trust (the “June 2011 Two Year Trust”). The June 2011 Two Year directly owns 18,139,344 shares of Common Stock.

CUSIP No. 517834107	Page 12 of 14

Dr. Adelson retains sole dispositive control over the Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson and Mr. Stein are co-trustees of the Miriam Adelson October 2011 Two Year LVS Annuity Trust (the “October 2011 Two Year Trust”). The October 2011 Two Year Trust directly owns 4,000,000 shares of Common Stock. Dr. Adelson retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Yasmin Lukatz (“Ms. Lukatz”), of the Yasmin Lukatz October 2010 Two Year LVS Annuity Trust (the “Yasmin Lukatz Two Year Trust”). The Yasmin Lukatz Two Year Trust directly owns 2,305,617 shares of Common Stock. Ms. Lukatz retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Ms. Lukatz, of the Yasmin Lukatz October 2010 Three Year LVS Annuity Trust (the “Yasmin Lukatz Three Year Trust”). The Yasmin Lukatz Three Year Trust directly owns 2,381,177 shares of Common Stock. Ms. Lukatz retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Ms. Lukatz, of the Yasmin Lukatz 2010 Grantor Trust. The Yasmin Lukatz 2010 Grantor Trust directly owns 313,206 shares of Common Stock. Mr. Stein and Ms. Lukatz share dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Mr. Stein is the trustee and a manager of the Lukatz Family Investment LLC. The Lukatz Family Investment LLC directly owns 1,350,000 shares of Common Stock. Mr. Stein and Ms. Lukatz, as managers, share dispositive control over the shares of Common Stock owned by the Lukatz Family Investment LLC. Mr. Stein, as trustee, has the authority to vote the shares of Common Stock owned by the Lukatz Family Investment LLC. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the Lukatz Family Investment LLC.

Mr. Stein is a co-trustee, with Sivan Ochshorn Dumont (“Ms. Ochshorn Dumont”), of the Sivan Ochshorn December 2010 Two Year LVS Annuity Trust (the “Ochshorn Two Year Trust”). The Ochshorn Two Year Trust directly owns 489,499 shares of Common Stock. Ms. Ochshorn Dumont retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

Dr. Adelson is trustee of the Sivan Ochshorn 2010 Grantor Trust (the “Sivan Ochshorn Trust”). The Sivan Ochshorn Trust directly owns 13,707 shares of Common Stock. Dr. Adelson retains sole dispositive control over the Common Stock owned by this trust. Dr. Adelson has the authority to vote the shares of Common Stock owned by this trust.

Mr. Stein is a co-trustee, with Ms. Ochshorn Dumont, of the Sivan Ochshorn December 2010 Five Year LVS Annuity Trust (the “Ochshorn Five Year Trust”). The Ochshorn Five Year Trust directly owns 496,794 shares of Common Stock. Ms. Ochshorn Dumont retains sole dispositive control over the shares of Common Stock owned by this trust. Mr. Stein has the authority to vote the shares of Common Stock owned by this trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by this trust.

The business address of the principal offices of Ms. Lukatz and Ms. Ochshorn Dumont is c/o Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The present principal occupation of both Ms. Lukatz and Ms. Ochshorn Dumont is investor. During the past five years, neither Ms. Lukatz nor Ms. Ochshorn Dumont has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During

CUSIP No. 517834107	Page 13 of 14

the past five years, neither Ms. Lukatz nor Ms. Ochshorn Dumont has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Lukatz is a citizen of the United States and Israel, and Ms. Ochshorn Dumont is a citizen of the United States and Israel.

Mr. Adelson and Dr. Adelson are co-managers of Adfam LLC. Adfam LLC directly owns 12,566,710 shares of Common Stock. Mr. Adelson and Dr. Adelson share voting and dispositive control of the Common Stock owned by Adfam LLC.

(c)

The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

On October 7, 2011, 4,000,000 shares of Common Stock were transferred as a gift from Dr. Adelson to the October 2011 Two Year Trust. On October 28, 2011, 4,171,653 shares of Common Stock were distributed from the Sheldon G. Adelson October 2009 Two Year LVS Annuity Trust (the “October 2009 Two Year Trust”) to Mr. Adelson, 9,817,208 shares of Common Stock were distributed from the October 2009 Two Year Trust to the 2007 Remainder Trust and 9,817,208 shares of Common Stock were distributed from the October 2009 Two Year Trust to the Friends and Family Trust. On November 16, 2011, 73,794 shares of Common Stock were transferred as gifts from the Charitable Trust to certain charitable organizations.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the text below to the end of Item 6 of the Schedule 13D.

Letter Agreement. On November 4, 2011, Mr. Adelson, Dr. Adelson, a number of affiliated trusts and other entities and the Issuer entered into a letter agreement relating to the Second Amended and Restated Registration Rights Agreement.  Pursuant to the letter agreement, (i) the registration rights granted under the Second Amended and Restated Registration Rights Agreement were waived in connection with (a) the filing by the Issuer of a registration statement on Form S-3ASR on or before November 7, 2011 and (b) the registration of the shares of Common Stock issuable upon the exercise of the Issuer’s outstanding Warrants, and (ii) certain permitted transferees of Registrable Securities agreed to be bound by the provisions of the Second Amended and Restated Registration Rights Agreement, and the Company agreed to treat such transferees as Designated Holders (as defined in the Second Amended and Restated Registration Rights Agreement) for all purposes of the Second Amended and Restated Registration Rights Agreement.

CUSIP No. 517834107	Page 14 of 14

Item 7.	Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description
1
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, the Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005, Irwin Chafetz, Timothy D. Stein and the Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust.

2	Letter Agreement, dated November 4, 2011, by and among Sheldon G. Adelson, Dr. Miriam Adelson, the trusts and other entities listed on the signature pages thereto and Las Vegas Sands Corp.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2011

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005

By:	/s/ Sheldon G. Adelson
Name:	Sheldon G. Adelson
Title:	Trustee

By:	/s/ Miriam Adelson
Name:	Miriam Adelson
Title:	Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

SHELDON G. ADELSON DECEMBER 2008 THREE YEAR LVS ANNUITY TRUST

By:	/s/ Sheldon G. Adelson
Name:	Sheldon G. Adelson
Title:	Trustee

By:	/s/ Timothy D. Stein
Name:	Timothy D. Stein
Title:	Trustee

[Signature page to Amendment No. 3 to Schedule 13D]

Exhibit 1 to
Schedule 13D/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D/A (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Las Vegas Sands Corp., a Nevada corporation.

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005

By:	/s/ Sheldon G. Adelson
Name:	Sheldon G. Adelson
Title:	Trustee

By:	/s/ Miriam Adelson
Name:	Miriam Adelson
Title:	Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

SHELDON G. ADELSON DECEMBER 2008 THREE YEAR LVS ANNUITY TRUST

By:	/s/ Sheldon G. Adelson
Name:	Sheldon G. Adelson
Title:	Trustee

By:	/s/ Timothy D. Stein
Name:	Timothy D. Stein
Title:	Trustee

Dated:  November 18, 2011